February 7, 2019

Andrei Stoukan
Chief Executive Officer
United Express Inc.
4345 W. Post Road
Las Vegas, NV 89118

       Re: United Express Inc.
           Amendment No. 4 to Registration Statement on Form S-1
           Filed December 14, 2018
           File No. 333-227194

Dear Mr. Stoukan:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 6, 2018 letter.

Form S-1/A filed on December 14, 2018

Report of Independent Registered Accounting Firm, page F-1

1. We note your response to prior comment two. Please revise the first paragraph to reflect the proper periods applicable to your balance sheet and income statement to read: "We have audited the accompanying balance sheets of United Express, Inc. (a Nevada
       Corporation), as of June 30, 2018 and June 30, 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the year ended June 30,
       2018 and the period from June 23, 2017 (inception) through June 30, 2017, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company at
       June 30, 2018 and June 30, 2017, and the results of its operations and its cash flows for
 Andrei Stoukan
United Express Inc.
February 7, 2019
Page 2
         the year ended June 30, 2018 and the period from June 23, 2017 (inception) through June
         30, 2017, in conformity with U.S. generally accepted accounting principles."
Exhibit 23.1, page F-100

2. Please revise the consent to refer to the financial statements covered by the audit report,
         i.e. the balance sheets as of June 30, 2018 and June 30, 2017, and the statements of operations, stockholders's equity, and cash flows for the year ended June 30, 2018, and the period from June 23, 2017 (inception) through June 30, 2017. Please remove any reference to the financial statements for the period ended September 30, 2018, since they are not audited.
       You may contact Effie Simpson at 202-551-3346 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or Susan Block at 202-551-3210 with any other questions.



FirstName LastNameAndrei Stoukan                              Sincerely,
Comapany NameUnited Express Inc.
                                                              Division of
Corporation Finance
February 7, 2019 Page 2                                       Office of
Transportation and Leisure
FirstName LastName